Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) ("Company") informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the cancellation of 283,900 common shares (GGBR3) and 12,650,000 preferred shares (GGBR4) issued by the Company, with no par value and no reduction in the value of the capital stock.

As a result of this cancellation of shares, the Company's capital stock is now divided into 717,782,619 common shares and 1,283,097,330 preferred shares, with no par value. The respective amendment to article 4 of the Bylaws, to reflect the new number of shares, shall be resolved at a Shareholders' Meeting to be called in due course.

São Paulo, October 30, 2025.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer